Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Iterum Therapeutics plc:

We consent to the use of our report incorporated by reference herein.

Our report dated March 12, 2020 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Also, our report on the consolidated financial statements refers to a change to the method of accounting for leases as of January 1, 2019 due to the adoption of ASC Topic 842, Leases.

/s/ KPMG
Dublin, Ireland
October 22, 2020